Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

April 8, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Morgan Youngwood

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc. Registration Statement on Form S-1 Filed March 17, 2021 File No. 333-254380

Dear Mr. Youngwood:

On behalf of DoubleVerify Holdings, Inc. (the “Company”), we supplementally submit this letter in response to a telephone conversation you had with Morgan J. Hayes of Debevoise & Plimpton LLP on April 7, 2021, relating to the Company’s second response contained in its letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 5, 2021 (the “April 5 Letter”). Capitalized terms used but not defined herein have the meanings assigned to them in the April 5 Letter. All share and per share information in this supplemental letter has been adjusted to give effect to the 1-for-3 reverse stock split of the Company’s common stock (the “Common Stock”) effected on March 29, 2021. The Company further advises the Staff as follows:

Supplemental Response to Comment #2 in the April 5 Letter

First Quarter 2021 Performance

The Board’s approach to valuation for equity-based grants during the first quarter of 2021 reflects what the Board believed to be a measured approach to valuation given business and market trends to start the year, including inconsistent equity market performance by peer companies and certain large customer activations that occurred at the end of the quarter.

M. Youngwood	2	April 8, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

The first two months of 2021 saw great volatility in the U.S. equity markets and general weakening of certain macro-economic indicators, which the Company viewed as good reason to take a disciplined approach to valuation at the start of 2021. As described in the April 5 Letter, the Company’s approach to valuation was based largely on a recent “market value” the Company had received from a group of sophisticated new third-party investors (the “Private Placement Investors”) in the fourth quarter of 2020 and utilizing historical revenue as the primary indicator of value. The Company’s “market value” was affirmed by a third-party valuation firm that set a valuation for 409(a) purposes of $[***] per share, lower than the $17.22 per share paid for by the Private Placement Investors. Such valuation was received by the Company on December 21, 2020, based on a valuation date of September 30, 2020, in accordance with the Company’s past practice of obtaining such third-party valuations annually. Utilizing the valuation approach informed by its “market value”, the Company increased its Grant Date valuation by approximately 10% at the January 28, 2021 Grant Date, increased it another approximately 7% at the February 17, 2021 Grant Date (18% in the aggregate between December 27, 2020 and February 17, 2021) and increased it another approximately 9% at the March 11, 2021 Grant Date (28.4% in the aggregate between December 27, 2020 and March 11, 2021).

As disclosed in the April 5 Letter, revenue growth for the two months ended February 2021 as compared to the prior year period was approximately [***]%, as compared to the 34% revenue growth the Company reported for 2020 in the Company’s registration statement on Form S-1 filed with the Commission on March 17, 2021 (as amended, the “Registration Statement”). In March 2021, the Company saw overall revenue growth accelerate, and the Company secured commitments from several large customers, including [***], [***], [***] and [***], to utilize the Company’s solutions [***]. [***]. These positive factors contributed in part to the difference between the first quarter 2021 Grant Date valuations of $19.02, $20.31 and $22.11 per share and the $[***] per share midpoint of the Preliminary Price Range (as defined below).

Analysis of Comparable Public Company Trading Values

During the first quarter of 2021the Board also reviewed public equity trading values of comparable companies, including companies in similar or adjacent industries to the Company and high growth technology companies that had recently completed an initial public offering. As detailed in the chart below, the stock price performance for these companies was extremely volatile between the fourth quarter of 2020 and the first quarter of 2021. The chart below uses October 27, 2020 as the starting point, as that was the date the Company entered into the Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the Private Placement Investors. April 7, 2021 is used as the end point, as that is the most recent available information as of the date of this letter and also the date on which the Company, in consultation with Providence Equity Partners L.L.C. (“Providence”) (the Company’s majority investor) and the investment banks acting as underwriters for the IPO, refined its preliminary price range expectations for the IPO (as further detailed below).

M. Youngwood	3	April 8, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

Comparable Company	Closing share price on 10/27/2020	High trading price between 10/27/20 and 4/7/21	High trading price date between 10/27/20 and 4/7/21	Low trading price between 10/27/20 and 4/7/21	Low trading price date between 10/27/20 and 4/7/21	Closing share price on 4/7/2021	Percentage increase (decrease) between 10/27/20 (or IPO date) closing price and 4/7/21 closing price	Percentage decrease between high trading price and 4/7/21 closing price
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%
[***]	$[***]	$[***]	[***]	$[***]	[***]	$[***]	[***]%	[***]%

As evidenced by the chart above, nearly all of the Company’s comparable public companies had significant and frequent changes in their equity values during the period from October 27, 2020 to April 7, 2021, which further supported the Board’s view that utilizing a historical focused valuation methodology at each Grant Date in 2021 was appropriate. The median per share price increase between October 27, 2020 and April 7, 2021 was [***]% across the companies shown in the chart as compared to the 28.4% valuation increase for the Common Stock between the December 27, 2020 and March 11, 2021 Grant Dates. As the chart above demonstrates, every single comparable company has [***] of [***]% of its market value between the high trading price during the period and April 7, 2021. One clear example of this market volatility is [***], a [***] company that operates in the same industry as the Company, which saw extreme volatility during this period, ranging from a low of $[***] per share to a high of $[***] per share (a delta of [***]%), but overall saw only a modest [***]% increase in value from October 27, 2020 to April 7, 2021. The Company believes that equity market volatility, more than Company performance, is a primary factor driving the difference between the first quarter 2021 Grant Date valuations of $19.02, $20.31 and $22.11 per share and the $[***] per share midpoint of the Preliminary Price Range. It is also this equity market volatility that has led the Company to revise its preliminary price range expectations for the IPO (as further detailed below).

Consideration of Projected Revenue in Valuation

As described in the April 5 Letter, following the Private Placement, the Board utilized a valuation formulation of Valuation = (LTM Revenue x 14) x Liquidity, for grants of stock options and restricted stock units subsequent to closing of the Private Placement on November 18, 2020. For grants on December 27, 2020, January 28, 2021, February 17, 2021 and March 11, 2021, in addition to looking primarily at historical revenue as described in the April 5 Letter, the Board also considered whether to utilize forward-looking revenue in setting the valuation for those grants – in particular, expected future revenues for the fiscal year ending December 31, 2021. Based on the per share valuation of $17.22 as set forth in the Purchase Agreement for the Private Placement which equates to [***]x projected 2021 revenue, less a [***]% liquidity discount, the Board determined that if forward-looking revenue was to be utilized, the appropriate valuation multiple would be between [***] and [***] times projected 2021 revenue. The Board also considered advice from the investment banks acting as underwriters for the IPO, including an analysis of valuation multiples of a number of initial public offerings completed over the prior year which suggested that the most common valuations ascribed such IPOs were based on a multiple of [***]-[***] times 2021 revenue, without any liquidity discount given they were public market valuations.

M. Youngwood	4	April 8, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

The Board calculated valuation based on projected 2021 revenue as a guidepost to ensure that its primary valuation methodology based on the historical LTM revenue formula (as described above and in the April 5 Letter) was in fact reasonable. Utilizing a [***]x multiple on projected 2021 revenue, the per share valuation at each Grant Date would have been approximately $[***] (without ascribing any liquidity discount despite the fact that the Company had not completed its 2020 audit or publicly filed its Registration Statement as of each Grant Date), which further strengthened the Board’s view that the LTM revenue formula that resulted in a $19.02 per share valuation on January 28, 2021, $20.31 per share valuation on February 17, 2021 and $22.11 per share valuation on March 11, 2021 was appropriate.

Based on discussions with the research analysts for the investment banks acting as underwriters in the IPO as well as “testing-the-waters” meetings, which each took place throughout March 2021, the investment banks acting as underwriters for the IPO advised the Company and the Board in meetings on March 16, 2021 and March 17, 2021 that 2022 projected revenue, instead of 2021 projected revenue, was now the more appropriate measure of the Company’s forward-looking revenue that would be utilized by public market investors given an anticipated IPO date of mid-April or later.

The change to 2022 projected revenue, from 2021 projected revenue, as the primary input expected to be utilized by public market investors contributed in part to the difference between the first quarter 2021 Grant Date valuations of $19.02, $20.31 and $22.11 per share and the $[***] per share midpoint of the Preliminary Price Range. Utilizing a [***]x multiple on projected 2022 revenue and ascribing a [***]% liquidity discount, the valuation as of the March 11, 2021 Grant Date would have been $[***] per share.

Private Equity Controlled Board & Majority Investor Valuation

As disclosed in the Registration Statement, the Company’s majority stockholder, Providence, a leading private equity firm specializing in growth-oriented investments, controls the Board through its ability to designate the majority of its members prior to the IPO. Given Providence’s significant equity stake in the Company (approximately 66% prior to the IPO), and the fact that each equity-based grant by the Company dilutes Providence’s ownership stake, it has been in the best interest of Providence to make appropriate and fair determinations of fair value of the Common Stock at each Grant Date. Valuation concerns that are often associated with founder or management-led companies are not applicable to the Company.

M. Youngwood	5	April 8, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

In addition, Providence performs quarterly valuations of its ownership interest in the Company for its own financial reporting purposes. Providence performed both a discounted cash flow and comparable public companies analysis when valuing its ownership interest in the Company and such valuation was audited by Providence’s outside audit firm with respect to its valuation determination on December 31, 2020. Providence’s valuation analysis as of December 31, 2020 resulted in a per share valuation of the Common Stock that Providence owns of $[***]. Although Providence’s March 31, 2021 valuation has not yet been reviewed by Providence’s outside audit firm, Providence’s preliminary valuation analysis as of March 31, 2021 resulted in a per share valuation of the Common Stock that Providence owns of $[***]. These valuations by Providence align closely with the share price valuations utilized by the Company at similar times – the December 27, 2020 Grant Date ($17.22 per share) and March 11, 2021 Grant Date ($22.11 per share).

Revised Preliminary Price Range

The Company supplementally advises the Staff that, due to recent equity market performance following the Company’s letter to the Staff dated March 25, 2021 (the “March 25 Letter”) and, in particular, valuations of recent initial public offerings, the Board, in consultation with Providence and the underwriters for the IPO, determined to delay the launch of the IPO by one week and has also decided to revise the proposed price range expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Registration Statement. Based on currently available information and market conditions, the initial offering price to the public of the shares of Common Stock to be sold in the IPO is expected to be between $[***] and $[***] per share (the “Preliminary Price Range”), instead of the $[***] to $[***] per share estimate provided in the March 25 Letter, resulting in an implied midpoint of $[***] per share. The determination to revise the estimated price range included in the March 25 Letter was solely a result of the factors stated at the beginning of this paragraph and not the result of any change in expected future financial performance by the Company.

The Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the Preliminary Prospectus may be. The actual indicative price range to be included in the Preliminary Prospectus will be determined over the next few days in connection with the Board’s completion of the valuation process with the underwriters for the IPO, which is expected to occur shortly before the commencement of the roadshow for the IPO on or around April 12, 2021. Therefore, the Preliminary Price Range is subject to further change over the next few days, which may result from various factors, including, but not limited to, changes in market conditions, general economic conditions, and other developments affecting the Company and companies in similar or adjacent industries, as well as the valuations and trading levels of companies that have recently completed an initial public offering. Given the proximity to the anticipated commencement of the roadshow, the Company believes that, barring unforeseen events, the Preliminary Price Range will not be subject to significant change. The actual price range (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) will be included in an amendment to the Registration Statement prior to distribution of the Preliminary Prospectus to potential investors.

M. Youngwood	6	April 8, 2021

Confidential Treatment Requested by DoubleVerify Holdings, Inc.

Under 17 C.F.R. § 200.83

Form S-1 Disclosure

The Company advises the Staff that it will update the disclosure contained in the amended Registration Statement expected to be filed on or around April 12, 2021 to provide additional detail as to the primary drivers of the difference in value between the March 11, 2021 Grant Date and the midpoint of the Preliminary Price Range.

Confidential Treatment Request

Because of the financially sensitive nature of the information contained in this letter, the Company hereby requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of FOIA Services. The Company respectfully requests that the Staff either destroy or return this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

* * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Best Regards,

/s/ Morgan J. Hayes
Morgan J. Hayes

cc:	Edwin Kim
Jan Woo
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures